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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                             COMSHARE, INCORPORATED
                       (Name of Subject Company (Issuer))

                           CONDUCTOR ACQUISITION CORP.
                                    (Offeror)
                     an indirect wholly-owned subsidiary of
                        GEAC COMPUTER CORPORATION LIMITED
                               (Parent of Offeror)
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                                CHARLES S. JONES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        GEAC COMPUTER CORPORATION LIMITED
                         11 ALLSTATE PARKWAY, SUITE 300
                            MARKHAM, ONTARIO L3R 9T8
                                     CANADA
                                 (905) 475-0525
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 with copies to:
                          ROBERT W. SWEET, JR., ESQUIRE
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210



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                            CALCULATION OF FILING FEE

 Transaction valuation*                                 Amount of filing fee**
 ----------------------                                 --------------------
      $52,008,427                                             $4,208 ***

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $4.60 per share in cash, pursuant to the Offer to Purchase, of all 10,827,583 issued and outstanding shares of common stock, par value $1.00 per share, of Comshare, Incorporated as of June 30, 2003 plus the aggregate amount in cash to be paid to holders of outstanding options to purchase shares of Comshare common stock determined by multiplying the excess, if any, of $4.60 over the applicable exercise price of each such option by the number of shares of Comshare common stock underlying such option.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction value.

*** Previously paid in connection with the Offerors' Schedule TO filed with the Securities and Exchange Commission on July 1, 2003.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid:

                               Form or Registration No.:

                               Filing Party:

                               Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[X]
--------------------------------------------------------------------------------



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                                   SCHEDULE TO

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment No. 1 filed on July 17, 2003, Amendment No. 2 filed on July 18, 2003, Amendment No. 3 filed on July 31, 2003, Amendment No. 4 filed on August 1, 2003 and Amendment No. 5 filed on August 12, 2003 (as amended, the "Schedule TO"), by Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act ("Geac") and Conductor Acquisition Corp., a Michigan corporation ("Purchaser") and an indirect wholly owned subsidiary of Geac. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Comshare, Incorporated, a Michigan corporation (the "Company"), at a purchase price of $4.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2003, as amended, filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 9, AND ITEM 11.

     On August 13, 2003, Geac, Purchaser and the Company executed the First Amendment to Agreement and Plan of Merger (the "First Amendment"). The First Amendment, a copy of which is attached hereto as Exhibit (d)(8) and incorporated by reference herein, is intended to facilitate Purchaser's exercise of the Top-Up Option by making certain technical amendments to the terms of the Top-Up Option to permit Purchaser to exercise the Top-Up Option in whole or in part, on more than one occasion from time to time.

     The subsequent offering period of the Offer expired at 5:00 p.m., Eastern time, on Wednesday, August 13, 2003. The Depositary for the Offer has advised Geac and Purchaser that, as of the expiration of the subsequent offering period of the Offer, and including Shares tendered and accepted during the initial offering period which expired on July 31, 2003, an aggregate of approximately 9,792,548 Shares were validly tendered to Purchaser in the Offer. Purchaser has accepted all validly tendered Shares for payment in accordance with the terms of the Offer.

     Also on August 13, 2003, Purchaser purchased directly from the Company an additional 363,201 shares of common stock of the Company at a price of $4.60 per share, for an aggregate price of $1,670,725, in connection with the exercise of the Top-Up Option granted in the Merger Agreement, as amended. The shares purchased pursuant to the Top-Up Option, together with the shares tendered and accepted pursuant to the Offer, represent a total of 10,155,749 Shares, or 90.61%, of the 11,208,347 Shares outstanding as of August 13, 2003.

     Pursuant to the terms of the Merger Agreement, Geac will cause the merger of Purchaser with and into the Company as soon as practicable. As a result of the Merger, each issued and outstanding Share that was not tendered in the Offer (other than Shares that are owned by Geac


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or the Company or any of their respective wholly owned subsidiaries, all of which will be cancelled without any consideration being exchanged therefor) will be, by virtue of the Merger and without any action on the part of the holder thereof, converted into the right to receive $4.60 in cash, without interest thereon and less any required withholding taxes, upon surrender of the certificate representing such Share, and the Company will become an indirect wholly owned subsidiary of Geac.

     On August 14, 2003, Geac issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(M) and incorporated by reference herein, announcing the expiration of the subsequent offering period of the Offer and Purchaser's exercise of the Top-Up Option pursuant to the terms of the Merger Agreement, as amended.


ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

     "(a)(1)(M) Press Release dated August 14, 2003."

     "(d)(8) First Amendment to Agreement and Plan of Merger, by and among Geac, Purchaser and the Company, dated as of August 13, 2003."



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           GEAC COMPUTER CORPORATION LIMITED


                                           /s/ Craig C. Thorburn
                                           -------------------------------------
                                           By: Craig C. Thorburn
                                           Its: Senior Vice President, Mergers &
                                           Acquisitions, and Corporate Secretary


                                           CONDUCTOR ACQUISITION CORP.


                                           /s/ Craig C. Thorburn
                                           -------------------------------------
                                           By: Craig C. Thorburn
                                           Its: Vice President


Date:  August 14, 2003




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                               INDEX TO EXHIBITS

EXHIBIT NUMBER     DESCRIPTION
--------------     -----------

  (a)(1)(A)        Offer to Purchase, dated July 1, 2003.*

  (a)(1)(B)        Letter of Transmittal.*

  (a)(1)(C)        Notice of Guaranteed Delivery.*

  (a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

  (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

  (a)(1)(F)        Press Release dated July 1, 2003.*

  (a)(1)(G) Summary Advertisement, published in the New York Times on July 3, 2003.*

  (a)(1)(H)        Press Release dated July 16, 2003.**

  (a)(1)(I)        Press Release dated July 31, 2003.***

  (a)(1)(J)        Press Release dated August 1, 2003.****

  (a)(1)(K)        Press Release dated August 1, 2003.****

  (a)(1)(L)        Press Release dated August 12, 2003.*****

  (a)(1)(M)        Press Release dated August 14, 2003.

  (b)              Not Applicable.

  (c)              Not Applicable.

  (d)(1) Confidentiality Agreement dated April 24, 2003 between Geac and the Company.*

  (d)(2) Confidentiality Agreement effective May 1, 2003 between Geac and the Company.*

  (d)(3) Agreement and Plan of Merger, dated as of June 22, 2003, by and among Geac, Purchaser and the Company.*

  (d)(4) Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and Dennis G. Ganster.*

  (d)(5) Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and each of Codec Systems Limited and Anthony Stafford.*

  (d)(6) Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and Brian Hartlen.*

  (d)(7) Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and David King.*



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  (d)(8)           First Amendment to Agreement and Plan of Merger, by and
                   among Geac, Purchaser and the Company, dated as of August 13, 2003.

  (g)              Not Applicable.

  (h)              Not Applicable.


* Previously filed on July 1, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.

** Previously filed on July 17, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.

*** Previously filed on July 31, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.

**** Previously filed on August 1, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.

***** Previously filed on August 12, 2003 with the Securities and Exchange
      Commission on Schedule TO by Purchaser and Geac.





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